UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for fiscal year ended December 31, 2010.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-00395

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCR Savings Plan

B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCR Corporation

3097 Satellite Boulevard, Duluth Georgia 30096

NCR Savings Plan

Index

December 31, 2010 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-14

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)*	15-23

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and

Administrator of the NCR Savings Plan

In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the “Plan”) at December 31, 2010 and December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 28, 2011

NCR Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	December 31,
	2010	2009
Assets
Investments at fair value	$1,145,374,530	$1,116,962,216

Contributions receivable:
Participants	830,071	532,702
Employer	196,065	120,618
Notes receivables from participants	11,686,793	11,342,296
Due from broker for securities sold	814,593	1,536,729

Total assets	1,158,902,052	1,130,494,561

Liabilities
Due to broker for securities purchased	1,210,190	1,231,643
Accrued expenses	402,186	186,454

Total liabilities	1,612,376	1,418,097

Net assets available for benefits	$1,157,289,676	$1,129,076,464

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Year Ended
December 31, 2010
Investment income:
Net appreciation in fair value of investments	$126,930,159
Dividends	9,209,750
Interest on notes receivables from participants	656,389

Total investment income	136,796,298

Contributions:
Participant	33,252,599
Employer, net of forfeitures	6,684,328

Total contributions	39,936,927

Deductions
Benefits paid to participants	149,298,310
Administrative expenses	907,040

Total deductions	150,205,350

Net increase before merger of other plans	26,527,875
Transfers in
Merger of assets from other plans (Note 6)	1,685,337

Net increase	28,213,212
Net assets available for benefits
Beginning of year	1,129,076,464

End of year	$1,157,289,676

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2010

1.	Description of the Plan

General

The NCR Savings Plan (the “Plan”) is a defined contribution plan established on May 1, 1985 by NCR Corporation (“NCR”, “Employer”, or the “Company”) to give the Company’s employees more control over, and participation in, the accumulation of capital for their retirement.

The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan covers substantially all U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

The terms of the Plan described below are applicable to the majority of participants. A small portion of participants are in sub-plan groups due to the merger of legacy 401(k) plans into the Plan. While terms of participants in the sub-plan groups may vary slightly from the terms described below, the sub-plan group participants have substantially the same benefits and requirements of the other Plan participants.

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant’s base salary. Annual tax-deferred contributions per participant for the 2010 Plan year were limited to $16,500.

NCR matches employee contributions by contributing 50 cents for each dollar contributed, up to the first 4% of eligible pay.

Effective June 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow employees aged 50 and older to elect to make an additional $1,000 catch-up contribution during the 2002 plan year. Catch-up contribution amounts are not eligible for Employer matching contributions and increased by $1,000 each year through 2006. After 2006, the catch-up contribution adjusted for inflation in $500 increments. The maximum catch-up contribution for 2010 was $5,500.

Participants direct their contributions, as well as the Company’s matching contributions, among various investment strategies, as well as mutual funds, market index funds and the NCR Unitized Stock Fund, which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds, separately managed accounts and common/collective trusts and are managed to derive returns subject to the associated risk tolerance. The Mutual Fund Window Investments consists of mutual funds (more than 300) which offer a broad range of investment objectives (ranging from conservative to very aggressive and domestic to international) in which participants elect to contribute.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2010

on the participant’s hire date. Participants are fully vested in their account balance after five years of service.

Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a “reduction in force,” (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During 2010, forfeitures used to offset Company matching contributions were $819,800 and as of December 31, 2010, $2,129,417 in forfeitures were available to reduce future employer’s contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, and an allocation of Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching or employee contributions until they terminate employment with the Company.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month prior to the month of the transaction. Generally, the term of the loan may be between one and five years. However, there are certain loans which were merged into the Plan and have a maximum term of ten years. Principal and interest is paid ratably through monthly payroll deductions. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount. Loans at December 31, 2010 bear interest at rates ranging from 4.25% to 10.50% and are due at various dates through April 12, 2019. Loans are repaid through payroll deductions.

Withdrawals and Benefits

Participants may withdraw vested balances upon reaching the age of 59 and a half, or upon a participant’s termination or disability. A participant’s beneficiary shall be eligible to receive a distribution of the participant’s account upon death of the participant. Hardship withdrawals, as defined by the Plan, may be made from all contributions at any time subject to approval by the Plan’s Administrator. On termination of service, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000. Termination participants with more than $1,000 in vested benefits may elect to receive a lump-sum payment, quarterly installment payments, or leave the vested benefits within the plan until reaching the above noted retirement age, death and/or disability.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant’s accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2010

NCR Savings Plan Trust (the “Trust”) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment. For a complete description of the Plan, participants should refer to the Plan Document.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could continue to materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in money market funds are short term investments comprised of various marketable instruments with maturities ranging from one to ninety days. The underlying securities in these funds are quoted in active markets. Investments in mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end based on quoted prices in active markets. Investments in collective trusts include various index funds. The fair values of the Plan’s interest in the index funds are based on the net asset values (NAVs) reported by the fund managers as of the financial statement dates and recent transaction prices. The index funds provide for daily redemptions by the Plan at reported NAVs with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for these investments within the index funds are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. Common Stock is valued at the closing price reported on the active market on which the security is traded.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

The Plan presents in its Statement of Changes in Net Assets Available for Benefits the net appreciation in fair value of investments, which consists of the realized gains and losses as well as the unrealized appreciation on those investments.

Notes Receivable from participants

Notes Receivable from participants are valued at their outstanding balances, plus accrued but unpaid interest.

Due to and from broker for securities purchased and sold

Items represented in other receivables and accounts payable are primarily pending security settlements.

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2010

Plan Expenses

All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions

Participant rollover contributions from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2010

New Accounting Standards

In 2010, the FASB issued ASU No. 2010-06 which amends Fair Value Measurements and Disclosures – Overall (ASC Topic 820-10). This update requires a gross presentation of activities within the Level 3 rollforward and adds a new requirement to disclose transfers in and out of Level 1 and 2 measurements. The update further clarifies the existing disclosure requirements in ASC 820-10 regarding: i) the level of disaggregation of fair value measurements; and ii) the disclosures regarding inputs and valuation techniques. This update was effective for our fiscal year beginning January 1, 2010 except for the gross presentation of the Level 3 transfers in and transfer out information, was effective as of the 2009 plan year. The effect on the financial statements was not material. The principal impact from this update is expanded disclosures regarding our fair value measurements and is not expected to be material.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASC 962). This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The guidance should be applied retrospectively to all periods presented. The Plan adopted this guidance as of January 1, 2010, and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2010

	December 31,
	2010	2009
NTGI - QM Collective Daily Aggregate Bond Index Fund, 338,751 and 365,890 shares, respectively	$145,665,311	$147,589,805
Pyramis Select International Equity Fund 568,808 and 601,813 shares, respectively	$71,186,305	$68,657,155
NTGI - QM Collective Daily S & P 500 Equity Index Fund, 21,115 and 23,873 shares, respectively	$78,084,435	$76,717,356

The Plan’s assets were also invested in Fidelity Mutual Fund Window investments, the fair value of which was $598,920,336 and $581,374,512 at December 31, 2010 and 2009, respectively. Within the Fidelity Mutual Fund Window, the aggregate fair values of the following investment funds represent five percent or more of the plan’s net assets:

	December 31,
	2010	2009
Fidelity Retirement Money Market Fund	$57,994,555	$64,609,270

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $126,930,159 as follows:

Year Ended
December 31, 2010
Mutual funds	$56,095,911
Managed accounts common stock	19,296,041
Common collective trust funds	42,151,379
Employer common stock	9,386,828

$126,930,159

Fair Value Measurements

“Fair Value Measurements,” ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2010

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2010

The following table sets forth by level within the fair value hierarchy the Plan’s investment assets and investment liabilities at fair value, as of December 31, 2010. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The underlying securities of money market funds are quoted in active markets using observable inputs, and as a result are classified as Level 2 investments within the fair value hierarchy table below. Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end based on quoted prices in active markets, and as such are classified as Level 1 investments within the fair value hierarchy table below. Fair values for collective trusts are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets, and as a result the investment is classified as a Level 2 asset in the fair value hierarchy. Investments in common stock are valued at the closing price reported on the active market and are classified as Level 1 investments within the fair value hierarchy table below.

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total
Money market fund	$—	$1,034,457	$1,034,457
Mutual funds	598,920,336	—	598,920,336
Collective trusts - Equity	—	235,990,835	235,990,835
Collective trusts - Bonds	—	145,665,311	145,665,311
Common stocks:	—	—	—
Automobiles & components	3,637,611	—	3,637,611
Banks	8,944,494	—	8,944,494
Capital goods	10,454,029	—	10,454,029
Commercial services & supplies	3,328,968	—	3,328,968
Consumer durables & apparel	4,717,731	—	4,717,731
Diversified financials	11,898,960	—	11,898,960
Energy	11,674,728	—	11,674,728
Food & staples retailing	928,995	—	928,995
Food beverage & tobacco	2,636,510	—	2,636,510
Health care equipment & services	6,561,587	—	6,561,587
Hotels restaurants & leisure	3,243,111	—	3,243,111
Household & personal products	290,966	—	290,966
Insurance	5,145,877	—	5,145,877
Materials	8,122,307	—	8,122,307
Media	2,104,950	—	2,104,950
Other	1,406,962	—	1,406,962
Pharmaceuticals	6,353,030	—	6,353,030
Real estate	3,033,249	—	3,033,249
Retailling	4,026,437	—	4,026,437
Semiconductors	6,854,865	—	6,854,865
Software & services	9,010,974	—	9,010,974
Technology, hardware & equipment	8,456,589	—	8,456,589
Telecommunication services	624,482	—	624,482
Transportation	4,372,615	—	4,372,615
Utilities	4,325,897	—	4,325,897

Total common stocks	132,155,924	—	132,155,924

Employer common stock	31,607,667	—	31,607,667

Total investment assets at fair value	$762,683,927	$382,690,603	$1,145,374,530

There were no transfers of investment assets between Level 1 and 2 of the fair value hierarchy during the year ended December 31, 2010.

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2010

The following table sets forth by level within the fair value hierarchy the Plan’s investment assets and investment liabilities at fair value, as of December 31, 2009. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The underlying securities of money market funds are quoted in active markets using observable inputs, and as a result are classified as Level 2 investments within the fair value hierarchy table below. Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end based on quoted prices in active markets, and as such are classified as Level 1 investments within the fair value hierarchy table below. Fair values for collective trusts are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets, and as a result the investment is classified as a Level 2 asset in the fair value hierarchy. Investments in common stock are valued at the closing price reported on the active market and are classified as Level 1 investments within the fair value hierarchy table below.

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Total
Money market fund	$—	$1,601,230	$1,601,230
Mutual funds	581,374,512	—	581,374,512
Collective trusts - Equity	—	230,877,182	230,877,182
Collective trusts - Bonds	—	147,589,805	147,589,805
Common stocks:
Automobiles & components	2,403,477	—	2,403,477
Banks	6,461,626	—	6,461,626
Capital goods	8,062,312	—	8,062,312
Commercial services & supplies	3,088,520	—	3,088,520
Consumer durables & apparel	5,278,592	—	5,278,592
Diversified financials	10,145,936	—	10,145,936
Energy	8,082,157	—	8,082,157
Food & staples retailing	410,528	—	410,528
Food beverage & tobacco	2,227,573	—	2,227,573
Health care equipment & services	7,867,833	—	7,867,833
Hotels restaurants & leisure	4,979,495	—	4,979,495
Household & personal products	987,075	—	987,075
Insurance	6,174,847	—	6,174,847
Materials	7,730,772	—	7,730,772
Media	2,100,987	—	2,100,987
Other	3,071,447	—	3,071,447
Pharmaceuticals	6,024,083	—	6,024,083
Real estate	2,836,404	—	2,836,404
Retailling	6,116,329	—	6,116,329
Semiconductors	6,402,104	—	6,402,104
Software & services	11,228,282	—	11,228,282
Technology, hardware & equipment	7,976,093	—	7,976,093
Telecommunication services	513,262	—	513,262
Transportation	4,136,378	—	4,136,378
Utilities	5,278,394	—	5,278,394

Total common stocks	129,584,506	—	129,584,506

Employer common stock	25,848,445	—	25,848,445
Convertible securities	—	86,536	86,536

Total investment assets at fair value	$736,807,463	$380,154,753	$1,116,962,216

Fair Value Measurements of the Investments In Certain Entities that Calculate Net Asset Value per Share

These categories represent investments in common collective trusts investing in domestic equity, international equity and fixed income as noted. Its investments are valued at Net Asset Value

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2010

(NAV). All the common collective trust funds have daily liquidity and are not subject to any redemption restrictions at the measurement date. The funds have different trading terms varying from one to three days.

4.	Related Party Transactions

Related party transactions during the year consisted of loans made to participants and investments in NCR Corporation common stock along with investments in funds offered by Pyramis Global Advisors (“Pyramis”), a wholly owned subsidiary of Fidelity Management and Research Company, and by other affiliates of the Plan trustee, Fidelity Management Trust Company. The Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. Related party cash receipts and cash disbursements of the Plan for the Fidelity managed funds totaled $336,434,267 and $333,886,447, respectively, for the year ended December 31, 2010. Purchases and sales of investments managed by Pyramis during the year ended December 31, 2010 totaled $16,341,786 and $27,653,552, respectively. The Company also provides certain administrative, accounting and recordkeeping services to the Plan for which it is not compensated. None of these related party transactions are prohibited transactions as defined under ERISA.

5.	Tax Status

The Company received its latest favorable determination letter, dated January 9, 2004, from the Internal Revenue Service (IRS) as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the Code). The Plan has been amended since the determination was made. However the Plan Administrator and the Plan’s tax counsel believe this Plan is currently designed and being operated in accordance with applicable sections of the Code and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	Plan Merger

Effective December 31, 2010, Kinetics Retirement Plan and Galvanon Retirement Plan, both NCR Company Retirement Plans, merged into the plan and ceased to exist. The net assets of the

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2010

Kinetics Retirement Plan, with total investments of $1,445,793, and Galvanon Retirement Plan, with total investments of $239,544 transferred into the Plan on December 31, 2010.

7.	Subsequent Events

The Plan Administrator has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

NCR Savings Plan

Supplemental Schedule

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value
*	PYRAMIS AGGRESSIVE EQUITY FUND	Common Collective Trust Fund		$40,762,741
*	PYRAMIS SELECT INTERNATIONAL EQUITY FUND	Common Collective Trust Fund		71,186,305
	NTGI-QM COLLECTIVE DAILY AGGREGATE BOND INDEX FUN	Common Collective Trust Fund		145,665,311
	NTGI-QM COLLECTIVE DAILY EAFE INDEX FUND	Common Collective Trust Fund		15,858,413
	NTGI-QM COLLECTIVE DAILY RUSSELL 2000 INDEX FUND	Common Collective Trust Fund		30,098,941
	NTGI-QM COLLECTIVE DAILY S&P 500 EQUITY INDEX FUND	Common Collective Trust Fund		78,084,435

				381,656,146
*	NCR Common Stock	COMMON STOCKS		31,607,667
	A P MOLLER - MAERSK S/A B	COMMON STOCKS		443,913
	ABAXIS INC	COMMON STOCKS		336,618
	ACCO BRANDS CORP	COMMON STOCKS		129,504
	ACME PACKET INC	COMMON STOCKS		235,127
	ADARO ENERGY PT	COMMON STOCKS		236,321
	AERCAP HOLDINGS NV	COMMON STOCKS		953,368
	AES CORP	COMMON STOCKS		2,903,712
	AETNA INC	COMMON STOCKS		890,892
	AFLAC INC	COMMON STOCKS		1,128,600
	AGRIUM INC	COMMON STOCKS		532,150
	AIA GROUP LTD	COMMON STOCKS		251,883
	ALIGN TECHNOLOGY INC	COMMON STOCKS		556,910
	ALLEGIANT TRAVEL CO	COMMON STOCKS		243,738
	ALLIED WRLD ASSURNCE HLDGS LTD	COMMON STOCKS		184,264
	ALON USA ENERGY INC	COMMON STOCKS		53,820
	AMAZON.COM INC	COMMON STOCKS		942,300
	AMERICA MOVIL SPON ADR SER L	COMMON STOCKS		141,056
	AMERICAN EXPRESS CO	COMMON STOCKS		836,940
	AMERICAN FINL GROUP INC OHIO	COMMON STOCKS		313,213
	AMERICAN GREETINGS CORP CL A	COMMON STOCKS		334,616
	AMERICAN PUBLIC EDUCATION INC	COMMON STOCKS		768,373
	AMGEN INC	COMMON STOCKS		179,798
	AMKOR TECHNOLOGY INC	COMMON STOCKS		285,254
	AMPCO-PITTSBURG CORP	COMMON STOCKS		249,645
	ANCESTRY.COM INC	COMMON STOCKS		321,432
	ANTOFAGASTA PLC	COMMON STOCKS		345,656
	ANWORTH MTG ASSET CORP	COMMON STOCKS		129,500
	APOGEE ENTERPRISES INC	COMMON STOCKS		152,211
	ARCTIC CAT INC	COMMON STOCKS		150,792
	ARM HOLDINGS PLC	COMMON STOCKS		268,021
	ASHFORD HOSPITALITY TR INC	COMMON STOCKS		246,075
	ASPEN INSURANCE HLDGS LTD	COMMON STOCKS		171,720
	ASSOCIATED BANC CORP	COMMON STOCKS		195,435
	ASTRA INTL TBK PT (DEMAT)	COMMON STOCKS		233,094
	ATHEROS COMMUNICATIONS INC	COMMON STOCKS		1,055,868
	ATWOOD OCEANICS INC	COMMON STOCKS		325,119
	AVISTA CORP	COMMON STOCKS		308,524
	AXIS BANK(UBS AG) CWT 4/22/13	COMMON STOCKS		392,559
	BAIDU INC SPON ADR	COMMON STOCKS		522,227

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value
	BANCO LATINOAMERICANO COME-E	COMMON STOCKS		311,974
	BANCOLOMBIA SA SPON ADR	COMMON STOCKS		246,402
	BANK OF AMERICA CORPORATION	COMMON STOCKS		1,052,526
	BANK RAKYAT INDONESIA TBK PT	COMMON STOCKS		215,594
	BARRICK GOLD CORP	COMMON STOCKS		558,390
	BASF SE	COMMON STOCKS		476,519
	BEBIDAS DAS AM(CIA) PFD SP ADR	COMMON STOCKS		263,755
	BEKAERT SA	COMMON STOCKS		289,073
	BENCHMARK ELECTRONICS INC	COMMON STOCKS		259,688
	BEST BUY CO INC	COMMON STOCKS		682,371
	BHP BILLITON PLC	COMMON STOCKS		519,900
	BIG LOTS INC	COMMON STOCKS		161,438
	BLACK BOX CORPORATION	COMMON STOCKS		248,885
	BLACKROCK INC	COMMON STOCKS		328,751
	BLYTH INC	COMMON STOCKS		86,200
	BMW AG (BAYER MTR WKS) (GERW)	COMMON STOCKS		241,162
	BOB EVANS FARMS INC	COMMON STOCKS		296,640
	BP PLC SPON ADR	COMMON STOCKS		1,100,937
	BRANDYWINE REALTY TRUST	COMMON STOCKS		299,405
	BRIGHTPOINT INC	COMMON STOCKS		115,236
	BUFFALO WILD WINGS INC	COMMON STOCKS		259,285
	C T S CORP	COMMON STOCKS		193,550
	CABELAS INC	COMMON STOCKS		167,475
	CABELAS INC	COMMON STOCKS		299,606
	CAIRN ENERGY PLC	COMMON STOCKS		296,441
	CALAMOS ASSET MGMT INC CL A	COMMON STOCKS		155,400
	CAL-MAINE FOODS INC	COMMON STOCKS		126,320
	CANADIAN IMP BK OF COMMERCE	COMMON STOCKS		259,189
	CANADIAN NATL RAILWAY CO	COMMON STOCKS		339,301
	CANADIAN NATL RESOURCES LTD	COMMON STOCKS		689,286
	CANON INC	COMMON STOCKS		279,924
	CAPITAL ONE FINANCIAL CORP	COMMON STOCKS		1,002,288
	CAPSTEAD MORTGAGE CORP	COMMON STOCKS		182,555
	CARDIOME PHARMA CORP	COMMON STOCKS		345,576
	CATO CORP CL A	COMMON STOCKS		156,237
	CBL & ASSOCIATES PPTYS INC	COMMON STOCKS		388,500
	CELADON GRP INC	COMMON STOCKS		356,202
	CHICAGO BRIDGE & IRON (NY REG)	COMMON STOCKS		274,715
	CHINA CONSTRUCTION BANK CORP H	COMMON STOCKS		122,819
	CHIQUITA BRANDS INTL INC	COMMON STOCKS		182,260
	CIBER INC	COMMON STOCKS		114,660
	CIENA CORP	COMMON STOCKS		555,720
	CIMB GROUP HOLDINGS BERHAD	COMMON STOCKS		302,124
	CINCINNATI BELL INC	COMMON STOCKS		163,240
	CISCO SYSTEMS INC	COMMON STOCKS		1,087,868
	CITIGROUP INC	COMMON STOCKS		1,268,586
	CITY HOLDING CO	COMMON STOCKS		155,789
	CNOOC LTD	COMMON STOCKS		775,797

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value
	COMMONWEALTH REIT	COMMON STOCKS		331,630
	COMMVAULT SYSTEMS INC	COMMON STOCKS		261,673
	COMSTOCK RESOURCES INC NEW	COMMON STOCKS		1,024,864
	CONOCOPHILLIPS	COMMON STOCKS		1,147,485
	CONSOLIDATED GRAPHICS INC	COMMON STOCKS		261,522
	CONSTANT CONTACT INC	COMMON STOCKS		659,219
	CONVERGYS CORP	COMMON STOCKS		409,587
	COOPER TIRE & RUBBER COMPANY	COMMON STOCKS		287,676
	COPA HOLDINGS SA CL A	COMMON STOCKS		510,143
	CORN PRODUCTS INTL INC	COMMON STOCKS		179,400
	CORPORATE EXECUTIVE BRD CO	COMMON STOCKS		325,821
	CRANE CO	COMMON STOCKS		357,309
	CREDICORP LTD (USA)	COMMON STOCKS		317,490
	CROCS INC	COMMON STOCKS		435,276
	CSG SYSTEMS INTL INC	COMMON STOCKS		293,570
	CSS INDUSTRIES INC	COMMON STOCKS		191,673
	CTRIP.COM INTL LTD ADR	COMMON STOCKS		209,127
	CUBIST PHARMACEUTICALS INC	COMMON STOCKS		318,860
	DEL MONTE FOODS CO	COMMON STOCKS		407,960
	DELPHI FINANCIAL GROUP CL A	COMMON STOCKS		170,156
	DELUXE CORP	COMMON STOCKS		368,320
	DIRECTV CL A	COMMON STOCKS		75,867
	DNB NOR ASA	COMMON STOCKS		200,888
	DONGFENG MOTOR GP CO LTD H	COMMON STOCKS		179,299
	DURECT CORP	COMMON STOCKS		379,631
	DYCOM INDUSTRIES INC	COMMON STOCKS		182,900
	DYNAMIC MATERIALS CORP	COMMON STOCKS		246,148
	DYNEX CAP INC	COMMON STOCKS		148,512
	EAST WEST BANCORP INC	COMMON STOCKS		134,895
	EASTMAN KODAK CO	COMMON STOCKS		880,648
	EBAY INC	COMMON STOCKS		1,054,757
	EL PASO ELECTRIC CO	COMMON STOCKS		327,607
	EMC CORP	COMMON STOCKS		794,630
	EMCOR GROUP INC	COMMON STOCKS		260,820
	EMERGENT BIOSOL	COMMON STOCKS		307,326
	ENDO PHARMACEUTICALS HLDGS INC	COMMON STOCKS		307,106
	ENERNOC INC	COMMON STOCKS		297,560
	ENNIS INC	COMMON STOCKS		246,240
	ENPRO INDUSTRIES INC	COMMON STOCKS		365,728
	FAIRCHILD SEMICON INTL INC	COMMON STOCKS		382,445
	FANUC LTD	COMMON STOCKS		522,046
	FBL FINANCIAL GROUP INC CL A	COMMON STOCKS		200,690
	FINANCIAL ENGINES INC	COMMON STOCKS		486,331
	FIRST FINANCIAL HOLDINGS INC	COMMON STOCKS		115,100
	FLSMIDTH & CO A/S	COMMON STOCKS		207,155
	FLUSHING FINANCIAL CORP	COMMON STOCKS		183,400
	FNB CORP PA	COMMON STOCKS		154,174
	FOOT LOCKER INC	COMMON STOCKS		158,922

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value
	FORD MOTOR CO	COMMON STOCKS		832,784
	FRESH DEL MONTE PRODUCE INC	COMMON STOCKS		207,085
	GENCO SHIPPING & TRADING LTD	COMMON STOCKS		57,600
	GENERAL ELECTRIC CO	COMMON STOCKS		1,316,880
	GENERAL MOTORS CO	COMMON STOCKS		523,412
	GENESCO INC	COMMON STOCKS		262,430
	GFI GROUP INC	COMMON STOCKS		94,269
	GILEAD SCIENCES INC	COMMON STOCKS		931,368
	GIVAUDAN AG	COMMON STOCKS		241,909
	GLATFELTER	COMMON STOCKS		316,566
	GLOBE SPECIALTY METALS INC	COMMON STOCKS		542,778
	GOLDEN AGRI-RESOURCES LTD	COMMON STOCKS		424,547
	GOLDMAN SACHS GROUP INC	COMMON STOCKS		1,032,502
	GOODRICH PETRO CORP	COMMON STOCKS		892,531
	GRUPO MEXICO SAB DE CV SER B	COMMON STOCKS		315,667
	HARLEYSVILLE GROUP INC	COMMON STOCKS		150,634
	HAYNES INTL INC	COMMON STOCKS		365,343
	HERCULES TECH GROWTH CAP INC	COMMON STOCKS		232,064
	HEWLETT-PACKARD CO	COMMON STOCKS		1,187,220
	HEXCEL CORPORATION	COMMON STOCKS		342,353
	HIGHER ONE HLDGS INC	COMMON STOCKS		303,713
	HORACE MANN EDUCATORS CORP	COMMON STOCKS		285032
	HORNBECK OFFSHORE SERVICES INC	COMMON STOCKS		123,192
	HORSEHEAD HOLDING CORP	COMMON STOCKS		507,243
	HOSPITALITY PROPERTY TR REIT	COMMON STOCKS		320,256
	HUNTINGTON BANCSHARES INC	COMMON STOCKS		266,556
	HUTCHISON WHAMPOA LTD	COMMON STOCKS		257,317
	HYUNDAI HEAVY INDS CO LTD	COMMON STOCKS		113,787
	HYUNDAI MOBIS	COMMON STOCKS		414,095
	ICONIX BRAND GROUP INC	COMMON STOCKS		242,089
	IMATION CORP	COMMON STOCKS		97,945
	INDEPENDENT BANK CORP	COMMON STOCKS		2,691
	INFINITY PPTY & CASUALTY CORP	COMMON STOCKS		241,020
	INGLES MARKETS INC-CL A	COMMON STOCKS		213,120
	INNERWORKINGS INC	COMMON STOCKS		461,310
	INTEGRATED DEVICE TECH INC	COMMON STOCKS		173,160
	INTEL CORP	COMMON STOCKS		881,157
	INTERNATIONAL BANCSHARES CORP	COMMON STOCKS		432,648
	INTL BUS MACH CORP	COMMON STOCKS		1,232,784
	IPC THE HOSPITALIST CO	COMMON STOCKS		341,884
	ISOFTSTONE HOLDINGS LTD ADS	COMMON STOCKS		252,109
	ISUZU MOTORS LTD	COMMON STOCKS		386,197
	ITAU UNIBANCO HLDG SA SPON ADR	COMMON STOCKS		368,554
	JOHNSON & JOHNSON	COMMON STOCKS		497,893
	JOURNAL COMMUNICATIONS INC A	COMMON STOCKS		241,895
	JPM JPHKORCO 9/2/15 ELN	COMMON STOCKS		262,949
	JPMC THAI CONS WT 9/16/15 144A	COMMON STOCKS		100,195
	JPMORGAN CHASE & CO	COMMON STOCKS		1,179,276

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value
	KASIKORNBANK PCL NVDR	COMMON STOCKS		253,670
	KENDLE INTERNATIONAL INC	COMMON STOCKS		84,942
	KENSEY NASH CORP	COMMON STOCKS		100,188
	KEYW HOLDING CORP	COMMON STOCKS		285,860
	KINDRED HEALTHCARE INC	COMMON STOCKS		236,973
	KINETIC CONCEPTS INC	COMMON STOCKS		138,204
	KNIGHT TRANSPORTATION INC	COMMON STOCKS		433,675
	KOC HLDG AS	COMMON STOCKS		95,352
	KOMATSU LTD	COMMON STOCKS		260,176
	KONE OYJ B	COMMON STOCKS		118,469
	LARGAN PREN CO LTD CWT 8/17/20	COMMON STOCKS		372,987
	LIFE PARTNERS HOLDINGS INC	COMMON STOCKS		168,344
	LIFE TIME FITNESS INC	COMMON STOCKS		512,785
	LOJAS RENNER SA	COMMON STOCKS		319,460
	LYNAS CORP LTD	COMMON STOCKS		234,548
	MAINSOURCE FINACIAL GROUP INC	COMMON STOCKS		176,970
	MAN GROUP PLC	COMMON STOCKS		188,171
	MAN SE (FRANKFURT REG)	COMMON STOCKS		264,254
	MASIMO CORP	COMMON STOCKS		360,526
	MASTERCARD INC CL A	COMMON STOCKS		522,176
	MEDICAL PPTY TR INC	COMMON STOCKS		158,118
	MEDIFAST INC	COMMON STOCKS		290,966
	MEDTRONIC INC	COMMON STOCKS		469,189
	MERCK & CO INC NEW	COMMON STOCKS		796,484
	METLIFE INC	COMMON STOCKS		712,151
	METSO OYJ	COMMON STOCKS		355,159
	MF GLOBAL HOLDINGS LTD	COMMON STOCKS		287,584
	MFA FINANCIAL INC	COMMON STOCKS		350,064
	MGIC INVESTMENT CORP	COMMON STOCKS		681,151
	MICROSOFT CORP	COMMON STOCKS		930,434
	MITSUBISHI ELECTRIC CORP ORD	COMMON STOCKS		430,118
	MOBILE MINI INC	COMMON STOCKS		503,690
	MONTPELIER RE HOLDINGS LTD	COMMON STOCKS		388,830
	MORGAN STANLEY	COMMON STOCKS		552,363
	MUELLER INDUSTRIES INC	COMMON STOCKS		189,660
	MYERS INDUSTRIES	COMMON STOCKS		156,814
	NACCO INDUSTRIES INC CL A	COMMON STOCKS		335,947
	NASH-FINCH CO	COMMON STOCKS		165,789
	NATIONAL PRESTO INDS	COMMON STOCKS		130,010
	NEENAH PAPER INC	COMMON STOCKS		74,784
	NELNET INC CL A	COMMON STOCKS		388,516
	NETLOGIC MICROSYSTEMS INC	COMMON STOCKS		822,282
	NETSUITE INC	COMMON STOCKS		302,600
	NEWMARKET CORP	COMMON STOCKS		407,121
	NIPPON ELECTRIC GLASS CO LTD	COMMON STOCKS		252,540
	NOKIAN TYRES LTD	COMMON STOCKS		293,569
	NORTHWESTERN CORP	COMMON STOCKS		167,214
	NUVASIVE INC	COMMON STOCKS		934,430

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value
	NYSE EURONEXT	COMMON STOCKS		1,166,222
	OLD DOMINION FREIGHT LINES INC	COMMON STOCKS		317,885
	OM GROUP INC	COMMON STOCKS		134,785
	ORIENTAL FINANCIAL GROUP INC	COMMON STOCKS		238,559
	OSISKO MINING CORP	COMMON STOCKS		345,056
	OVERSEAS SHIPHOLDING GROUP INC	COMMON STOCKS		120,428
	OXFORD INDUSTRIES	COMMON STOCKS		64,025
	PACIFIC RUBIALES ENERGY CORP	COMMON STOCKS		426,401
	PANAUST LTD	COMMON STOCKS		343,987
	PAR PHARMACEUTICALS COS INC	COMMON STOCKS		408,206
	PAREXEL INTERNATIONAL CORP	COMMON STOCKS		388,318
	PDG REALTY SA	COMMON STOCKS		363,655
	PDL BIOPHARMA INC	COMMON STOCKS		140,175
	PENNSYLVANIA RE INVSTMENT TR	COMMON STOCKS		101,710
	PEPSICO INC	COMMON STOCKS		692,498
	PETROHAWK ENERGY CORP	COMMON STOCKS		1,057,004
	PFIZER INC	COMMON STOCKS		425,493
	PHARMERICA CORP	COMMON STOCKS		141,980
	PHH CORP	COMMON STOCKS		129,640
	PORTLAND GENERAL ELECTRIC CO	COMMON STOCKS		177,940
	POWER INTEGRATIONS INC	COMMON STOCKS		228,798
	POZEN INC	COMMON STOCKS		335,366
	PRESIDENTIAL LIFE CORP	COMMON STOCKS		102,279
	PRIVATEBANCORP INC	COMMON STOCKS		142,362
	PULSE ELECTRONICS CORP	COMMON STOCKS		60,648
	QUADRA FNX MINING LTD	COMMON STOCKS		334,227
	QUAKER CHEMICAL CORP	COMMON STOCKS		254,187
	QUALCOMM INC	COMMON STOCKS		1,080,119
	QUALITY SYSTEMS INC	COMMON STOCKS		246,116
	QUICKSILVER RES INC	COMMON STOCKS		645,656
	RADIOSHACK CORP	COMMON STOCKS		177,504
	RC2 CORP	COMMON STOCKS		171,983
	RED ROBIN GOURMET BURGERS INC	COMMON STOCKS		96,615
	REPUBLIC BANCORP INC KY CL A	COMMON STOCKS		156,750
	RESEARCH IN MOTION LTD	COMMON STOCKS		902,468
	RESOURCES CONNECTION INC	COMMON STOCKS		431,288
	RF MICRO DEVICES INC	COMMON STOCKS		299,880
	RICHEMONT CIE FINANCIERE SA A	COMMON STOCKS		495,783
	RIO TINTO LTD	COMMON STOCKS		642,360
	ROCK TENN COMPANY CL A	COMMON STOCKS		242,775
	ROSETTA STONE INC	COMMON STOCKS		415,424
	RUBICON TECHNOLOGY INC	COMMON STOCKS		504,339
	RUBY TUESDAY INC	COMMON STOCKS		222,020
	RYDER SYSTEM INC	COMMON STOCKS		263,200
	SAFETY INSURANCE GROUP INC	COMMON STOCKS		171,252
	SALIX PHARMACEUTICALS LTD	COMMON STOCKS		410,900
	SANDERSON FARMS INC	COMMON STOCKS		152,685
	SBERBANK OF RUSSIA (USD)	COMMON STOCKS		378,047

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value
	SCHOLASTIC CORP	COMMON STOCKS		218,596
	SCORPIO TANKERS INC	COMMON STOCKS		277,792
	SEACOR HOLDINGS INC	COMMON STOCKS		262,834
	SELECTIVE INSURANCE GROUP INC	COMMON STOCKS		150,645
	SHUFFLE MASTER INC	COMMON STOCKS		246,748
	SHUTTERFLY INC	COMMON STOCKS		422,987
	SIEMENS AG (REGD)	COMMON STOCKS		309,230
	SINCLAIR BROADCAST GROUP CL A	COMMON STOCKS		112,066
	SKILLED HEALTHCARE GROUP CL A	COMMON STOCKS		248,746
	SKYWEST INC	COMMON STOCKS		288,970
	SMART MODULAR TECH (WWH) INC	COMMON STOCKS		204,480
	SMITH (AO) CORP	COMMON STOCKS		156,128
	SOUTHSIDE BANCSHARES INC	COMMON STOCKS		151,704
	SOUTHWEST GAS CORP	COMMON STOCKS		161,348
	STAGE STORES INC	COMMON STOCKS		275,706
	STANCORP FINL GROUP INC	COMMON STOCKS		352,092
	STANDARD CHARTERED PLC (UK)	COMMON STOCKS		326,033
	STONERIDGE INC	COMMON STOCKS		246,324
	STURM RUGER & CO INC	COMMON STOCKS		163,603
	SUBSEA 7 INC	COMMON STOCKS		440,802
	SUN HUNG KAI PROPERTIES LTD	COMMON STOCKS		199,318
	SUSQUEHANNA BANCSHARES INC PA	COMMON STOCKS		223,608
	SWATCH GROUP AG (BR)	COMMON STOCKS		513,918
	SWEDBANK AB A	COMMON STOCKS		438,302
	SYNTEL INC	COMMON STOCKS		424,375
	TAL INTL GROUP INC	COMMON STOCKS		145,089
	TECH DATA CORP	COMMON STOCKS		321,346
	TEMPUR PEDIC INTL INC	COMMON STOCKS		493,459
	TERADYNE INC	COMMON STOCKS		734,910
	TERREMARK WORLDWIDE INC	COMMON STOCKS		587,011
	TESORO CORP	COMMON STOCKS		307,764
	TEXAS INSTRUMENTS INC	COMMON STOCKS		1,218,750
	TIME WARNER INC	COMMON STOCKS		1,121,929
	TITAN MACHINERY INC	COMMON STOCKS		236,251
	TRANSOCEAN LTD	COMMON STOCKS		653,394
	TRIMERIS INC	COMMON STOCKS		95,589
	TULLOW OIL PLC	COMMON STOCKS		151,525
	TURKIYE IS BANKASI CL C UNIT	COMMON STOCKS		285,637
	UBS TAIWAN TABLET WT 5/12/11	COMMON STOCKS		410,899
	UBSGAMES (UBS) (CWT) 5/12/11	COMMON STOCKS		404,073
	UBSPHIL (UBS) (CWT) 8/17/2020	COMMON STOCKS		132,935
	UNISOURCE ENERGY CORP	COMMON STOCKS		279,552
	UNITED CONTINENTAL HLDGS INC	COMMON STOCKS		826,554
	UNITED ONLINE INC	COMMON STOCKS		217,140
	UNITED RENTALS INC	COMMON STOCKS		337,838
	UNITEDHEALTH GROUP INC	COMMON STOCKS		790,809
	UNIVERSAL AMERICAN CORP	COMMON STOCKS		521,475
	USA MOBILITY INC	COMMON STOCKS		254,111

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value
	USEC INC	COMMON STOCKS		296,786
	VAALCO ENERGY INC	COMMON STOCKS		250,600
	VALIDUS HOLDING	COMMON STOCKS		171,416
	VALLOUREC SA	COMMON STOCKS		165,724
	VISHAY INTERTECHNOLOGY INC	COMMON STOCKS		394,892
	VISTAPRINT NV	COMMON STOCKS		792,396
	VITRAN CORP INC	COMMON STOCKS		291,435
	VODAFONE GROUP PLC SPON ADR	COMMON STOCKS		66,075
	WABASH NATIONAL CORP	COMMON STOCKS		284,993
	WAL MART STORES INC	COMMON STOCKS		550,086
	WALTER INVT MGT	COMMON STOCKS		177,606
	WARTSILA	COMMON STOCKS		392,325
	WELLS FARGO & CO	COMMON STOCKS		1,247,348
	WEST CHINA CEMENT LTD(HK)	COMMON STOCKS		229,540
	WEST COAST BANCORP OREGON	COMMON STOCKS		57,974
	WHITNEY HOLDING CORP	COMMON STOCKS		100,465
	WORLD ACCEPTANCE CORP	COMMON STOCKS		401,280
	WPP PLC	COMMON STOCKS		410,465
	XYRATEX LTD	COMMON STOCKS		184,303
	YANZHOU COAL MINING CO LTD H	COMMON STOCKS		117,948
	YUM BRANDS INC	COMMON STOCKS		631,519
	ZOLL MEDICAL CORP	COMMON STOCKS		246,649

				163,763,591
	SSBK STIF	MONEY MARKET		1,034,457
	Total Mutual Fund Window Investments***	Registered Investment Companies		598,920,336
*	Notes receivable from participants (a)	Notes receivable from participants		11,686,793

				$1,157,061,323

(a)	The participant loan interest rates are between 4.25% - 10.50%. The loans are due at various dates through April 12, 2019.
*	Party-in-interest.
**	This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.
***	This line item represents the aggregate value of participant-directed mutual fund investments held within the Mutual Fund Window at Fidelity, which is a party-in-interest.
****	Per Department of Labor Section 2520.103-11(d), cost may be omitted as all investments are participant directed.

Signatures

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCR Corporation, the administrator of the NCR Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NCR Savings Plan

By:	/s/ Robert Fishman
Robert Fishman
Senior Vice President and Chief Financial Officer NCR Corporation

Date: June 29, 2011

Exhibit Index

Exhibit No. 23	Consent of PricewaterhouseCoopers LLP